September 5, 2023

Ms. SiSi Cheng, Mr. Ernest Greene

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, NE, Washington, D.C. 20549

Re:	Tengjun Biotechnology Corp.
Form 8-K filed August 14, 2023
File No. 333-169397

Dear Ms. SiSi Cheng, Mr. Ernest Greene:

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter dated August 21, 2023 (the “Comment Letter”) to Tengjun Biotechnology Corp. (the “Company” or “Tengjun”) with respect to the Form 8-K filed August 14, 2023 with the Securities and Exchange Commission (the “Commission”).

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with Company’s response.

Form 8-K filed August 14, 2023

Item 4.02 - Non-reliance on Previously Issued Financial Statements or a Related Audit Report or

Completed Interim Review

1.	Please amend your report to include all of the information required by Item 4.02(a) of Form 8-K, including disclosure of the following information:

•	a brief description of the facts underlying your conclusion of non-reliance on your previously issued financial statements to the extent known to you at the time of filing; and

•	a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing pursuant to this Item 4.02(a).

Response: Please refer to the amended 8-K, which has been filed on September 5th, 2023.

If you need any additional information or have any follow up questions, please feel free to contact Huan Lou of Sichenzia Ross Ference LLP at (212) 930-9700.

Sincerely,

By:	/s/ Huaping Lu
Name:	Huaping Lu
Title:	Director